Polestar Automotive Holding UK PLC

Assar Gabrielssons Väg 9

405 31 Göteborg, Sweden

May 23, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attention: Bradley Ecker, Sherry Haywood

Re:	Polestar Automotive Holding UK Limited
Amendment No. 7 to Registration Statement on Form F-4
Filed May 19, 2022
File No. 333-260992

Ladies and Gentlemen:

This letter sets forth responses of Polestar Automotive Holding UK Limited, which re-registered as a public limited company under the laws of England and Wales with the name “Polestar Automotive Holding UK PLC” (“Polestar”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated May 20, 2022, with respect to the above referenced Registration Statements on Form F-4 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth Polestar’s response to each of the numbered comments immediately below each numbered comment.

In addition, Polestar has revised the Registration Statement in response to the Staff’s comments and Polestar is concurrently filing an amended Registration Statement with this letter. Page numbers in the text of Polestar’s responses correspond to page numbers in the Registration Statement, as so amended.

Amendment No. 7 to Registration Statement on Form F-4

Revenue, Gross Profit and Operating Expenditure Trends as Compared to the Financial Projections, page 209

1.

Staff’s Comment: We note the Polestar financial projections provided to the GGI Board was revised to reflect the changes in trends affecting its business. To the extent you quantified the revised amounts in your disclosure, please tell us how you considered the requirements of Item 10b of Regulation S-K. Additionally, please revise MD&A to include a discussion of the changes in trends and uncertainties such as those included in this section related to the reduction in projected global volume that is affecting Polestar’s business.

Response: Polestar acknowledges the Staff’s comment and has revised the MD&A section accordingly.

In addition, Polestar respectfully advises the Staff that Polestar does not consider the prospective financial information included in the section entitled “Certain Financial Projections Provided to the GGI Board” and the related section “Revenue, Gross Profit and Operating Expenditure Trends as Compared to the Financial Projections” to be a forecast or projection under the guidelines described in Item 10(b) of Regulation S-K because this information has been included in the amended Registration Statement solely to inform stockholders of Gores Guggenheim Inc. (“GGI”), as required by applicable Delaware law, of the non-public unaudited prospective financial information for the years ended December 31, 2020 through December 31, 2025 that was exchanged between GGI and Polestar and utilized by the GGI Board and Barclays in connection with the evaluation of Polestar by the GGI Board and subsequently updated by Polestar in January 2022 and May 2022. As disclosed in the section entitled “Certain Financial Projections Provided to the GGI Board,” the prospective financial information was requested by, and disclosed to, GGI and to the GGI board of directors for use as a component in its overall evaluation of Polestar and was not prepared with a view towards public disclosure or compliance with the published guidelines of the Commission or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Furthermore, the information (including the updated information) in the section entitled “Revenue, Gross Profit and Operating Expenditure Trends as Compared to the Financial Projections” was provided in the Registration Statement to disclose to GGI stockholders, material revisions to the underlying assumptions in the prospective financial information since the date such information was exchanged between GGI and Polestar. The Registration Statement cautions readers that this information should not be looked upon as “guidance” of any sort. Accordingly, Polestar respectfully submits that such prospective financial information provided by Polestar to GGI is not a forecast or projection in accordance with guidelines established under item 10(b) of Regulation S-K.

Notwithstanding the foregoing, Polestar respectfully advises the Staff that it has considered the guidelines established by Item 10(b) of Regulation S-K and believes that the disclosure of the prospective financial information in the section entitled “Certain Financial Projections Provided to the GGI Board” and the related section “Revenue, Gross Profit and Operating Expenditure Trends as Compared to the Financial Projections” conforms to the guidelines established by Item 10(b) of Regulation S-K:

(i)

As required by Item 10(b)(1), Polestar notes that the non-public unaudited prospective financial information for the years ended December 31, 2020 through December 31,2025 that was exchanged between GGI and Polestar in connection with the ongoing evaluation of Polestar by the GGI Board and subsequently updated by Polestar in January 2022 and May 2022 was prepared on a reasonable basis, as disclosed in the section entitled “Certain Financial Projections Provided to the GGI Board.”

(ii)

Generally, Polestar notes that Item 10(b)(2) of Regulation S-K only provides guidelines by the Commission on the format of projections that are included in registrants’ filings. These guidelines state that when determining the appropriate format for projections, “consideration must be given to, among other things, the financial items to be projected, the period to be covered, and the manner of presentation to be used.” Polestar also notes that although Item 10(b)(2) highlights certain financial items that the Commission considers to be of importance to investors (i.e., revenues, net income (loss) and earnings (loss) per share), these guidelines do not require registrants to provide projections on any particular financial item. Rather, they caution management to give careful consideration to assure that the financial items being projected are not susceptible of misleading inferences through selective projection of only favorable items. In accordance with the guidelines established by Item 10(b)(2) of Regulation S-K, the metrics included in the section entitled “Certain Financial Projections Provided to the GGI Board,” were the key elements considered by the GGI Board in its evaluation of Polestar and do not represent a selective projection of only favorable items. Notably, this information has been included in the amended Registration Statement solely to inform stockholders of GGI, as required by applicable Delaware law, of the prospective financial information for the years ended December 31, 2020 through December 31, 2025 that was exchanged between GGI and Polestar and utilized by the GGI Board and Barclays in connection with the evaluation of Polestar by the GGI Board. Further, as discussed above, the information in the section entitled “Revenue, Gross Profit and Operating Expenditure Trends as Compared to the Financial Projections” was provided in the Registration Statement to disclose to GGI stockholders, material revisions to the underlying assumptions in the prospective financial information since the date such information was exchanged between GGI and Polestar, and not as “guidance” for prospective investors.

(iii)

As required by Item 10(b)(3), Polestar disclosed the most significant assumptions underlying the prospective financial information in the section entitled “Material Assumptions Underlying the Financial Projections” and provided that investors “are cautioned not to place undue reliance on the prospective financial information.” Additionally, the non-public unaudited prospective financial information for the years ended December 31, 2020 through December 31, 2025 that was exchanged between GGI and Polestar in connection with the evaluation of Polestar by the GGI Board has been updated by Polestar in January 2022 and May 2022 and included in the section entitled “Revenue, Gross Profit and Operating Expenditure Trends as Compared to the Financial Projections,” thereby enhancing a stockholder’s understanding of the significant risk areas of Polestar’s business operations and the basis for, and limitations of, the prospective financial information.

Polestar’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 315

2.

Staff’s Comment: Your disclosure on page 87 states that Polestar relies on single-source suppliers in China for critical components for Polestar vehicles, and prolonged government mandated quarantines and lockdowns in China during the first half of 2022 due to further outbreaks of COVID-19 has resulted in delays in the production and delivery of such critical components and delayed production of Polestar vehicles. Please revise to disclose this information along with discussion and analysis of known trends and uncertainties in the overview section of the MD&A.

Response: Polestar acknowledges the Staff’s comment and has revised the overview section in the MD&A accordingly.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Timothy Cruickshank at (212) 446-4794 of Kirkland & Ellis LLP.

[Signature Page Follows]

Sincerely,

By:	/s/ Thomas Ingenlath
Name:	Thomas Ingenlath
Title:	Chief Executive Officer

  Via E-mail:

cc:	Christian O. Nagler
Timothy Cruickshank
Alex Lloyd
Kirkland & Ellis LLP

James R. Griffin
Kyle C. Krpata
Weil, Gotshal & Manges LLP